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                              May 30, 2024

       Bharatt Chowrira
       Chief Executive Officer
       PureTech Health plc
       6 Tide Street, Suite 400
       Boston, MA 02210

                                                        Re: PureTech Health plc
                                                            Schedule TO-I filed
May 20, 2024
                                                            File No. 005-92234

       Dear Bharatt Chowrira:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Schedule TO-I filed May 20, 2024

       Notification of interests, page 13

   1. Please expand to summarize the "certain circumstances" under which the articles of association of the
Company require Shareholders to notify it of their interests in Ordinary
                                                        Shares, and to
additionally summarize the information that must be provided to the
                                                        Company under such
circumstances.
       Terms and Conditions of the Tender Offer, page 21

   2. Disclose the existence of any alternative financing plans or arrangements in the event the
                                                        Company does not have
"sufficient profits available for distribution to acquire" the tendered shares. If
there are none, so state. Refer to Item 1007(b) of Regulation M-A.
   3. We note that the purchase of tendered shares is conditioned on Jefferies' satisfaction that
                                                        "the Company has
complied with its obligations, and is not in breach of any of the representations and
warranties given by it, under the Option Agreement." All offer
 Bharatt Chowrira
PureTech Health plc
May 30, 2024
Page 2
         conditions should be expressly described, including such obligations, representations, and warranties. Please revise or advise.
General

4. We note your disclosure that the Tender Offer is not being made in any Restricted
         Jurisdiction and that "the right to tender Ordinary Shares is not being made available in any jurisdiction in the US in which the making of the Tender Offer or the right to tender such Ordinary Shares would not be in compliance with the laws of such jurisdiction."
         While the Company need not disseminate offer materials in jurisdictions where it may not legally do so, it must accept tenders from all eligible holders who tender into the offer.
         See Rule 13e-4(f)(8)(i) and guidance in Section II.G.1 of Exchange Act Release No. 34-
         58597 (September 19, 2008). Please revise accordingly.
Settlement, page 33

5. We note the disclosure that the Company intends to rely on the Tier II exemption from
         Rule 14e-1(c) to pay for tendered Shares in accordance with UK law and practice. Revise to clarify what this means in terms of the timing of payment, including for Shareholders outside the UK or those who do not hold through CREST.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Christina Chalk at
202-551-3263.



FirstName LastNameBharatt Chowrira                              Sincerely,
Comapany NamePureTech Health plc
                                                                Division of
Corporation Finance
May 30, 2024 Page 2                                             Office of
Mergers & Acquisitions
FirstName LastName